

May 5, 2014

Via E-mail
Jack Zoeller
President and Chief Executive Officer
Cordia Bancorp, Inc.
11730 Hull Street Road
Midlothian, Virginia 23112

> **Re:** **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2014**
> **File No. 001-35852**

Dear Mr. Zoeller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 16, 2014

Item 6. Issuance of Common Stock and Nonvoting Common Stock Upon Conversion of Series A Preferred Stock, page 22

1. Please include the financial and other information required by Item 13 of Schedule 14A and referenced by Item 12 of Schedule 14A. In this regard, refer to Article 11-02(b) of Regulation S-X and provide a narrative description of the pro forma effects and condensed financial information. Alternatively, provide a legal analysis as to why you have omitted the Item 13 information.

NASDAQ Shareholder Approval Requirement, page 24

2. Please revise the table to include a column detailing the percentage of common stock each director and executive officer will own if shareholders approve the conversion.

Material Terms of Series A Preferred Stock, page 24

3. You may not qualify your discussion by reference to the Preferred Stock Designation. Please revise to state that all material information has been discussed and make corresponding revisions to your disclosure under "Documents Incorporated by Reference" on page 33.

Other Information Relating to Directors and Executive Officers

Certain Relationships and Related Transactions, page 32

4. Please revise your representations to read "parties not related" to the Company, as opposed to "unrelated parties," as required by Instruction 4(c)(ii) to Item 404 of Regulation S-K. Make appropriate revisions to future Exchange Act filings.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Loans, page 25

5. In future filings describe the specific risks of each loan type, noting which are at higher risk. Consider risk factor disclosure for risks related to your loan portfolio composition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3448 with any other questions.

Sincerely,

/s/ Jessica Livingston

Jessica Livingston
Senior Staff Attorney

cc.   Via E-mail
        Aaron Kaslow
        Kilpatrick Townsend & Stockton LLP